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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)*

                             Alpha Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020753109
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                                 (CUSIP Number)

Check the following box is a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1945 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to al other provisions of the act (however, see the Notes).

                                Page 1 of 6 Pages




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-------------------                                            -----------------
Cusip No. 020753109                   13G                      Page 2 of 6 pages
-------------------                                            -----------------

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1.       Name of Reporting Person
         2.      S.S. or I.R.S. Identification No. of Above Person

                      WESTPORT ASSET MANAGEMENT, INC.
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2.   Check the appropriate box if a member of a group*        (a)  [X]
                                                              (b)  [ ]
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3.   SEC Use Only

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4.   Citizenship or Place or Organization

                             CONNECTICUT
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                    5.  Sole Voting Power
                              900
Number of           ------------------------------------------------------------
Shares              6.  Shared Voting Power
Beneficially                 897,050
Owned by            ------------------------------------------------------------
Each                7.  Sole Dispositive Power
Reporting                     900
Person              ------------------------------------------------------------
With                8.  Shared Dispositive Power
                             897,050
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9.   Aggregate Amount Beneficially Owned by each Reporting Person

                      897,950
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10.      Check Box if the aggregate amount in row (9) excludes certain shares *

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

                      8.52%
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12.      Type of Reporting Person*

                      IA
--------------------------------------------------------------------------------
                   *  SEE INSTRUCTION BEFORE FILLING OUT




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                                Page 3 of 6 pages

Item 1 (a)                   Name of Issuer:
----------                   ----------------

                             ALPHA INDUSTRIES, INC.

Item 1 (b):                  Address of Issuer's Principal Executive Offices:
-----------                  ------------------------------------------------

                                    20 SYLVAN ROAD
                                    WOBURN, MA 01801

Item 2 (a):                  Name of Person Filing:
-----------                  ----------------------

                             WESTPORT ASSET MANAGEMENT, INC.

Item 2 (b):                  Address of Principal Business Office:
-----------                  -------------------------------------

                             253 RIVERSIDE AVENUE
                             WESTPORT, CT  06880

Item 2(c):                   Citizenship:
----------                   -------------

                             CONNECTICUT

Item 2(d):                   Title of Class of Securities:
----------                   -----------------------------

                             COMMON STOCK

Item 2 (e):                  CUSIP Number:
-----------                  --------------

                                  020753109

Item 3.                      If this stated is filed pursuant to Rules
-------                      -----------------------------------------
                             13d-1(b), or 13d-2(b), check whether the person filing is a:

                             (a)    (  )    Broker or Dealer registered under
                                            Section 15 of the Act

                             (b)    (  )    Bank as defined in Section 3(b)(6)
                                            of the Act




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                                Page 4 of 6 pages

                             (c)    (  )    Insurance Company as defined in
                                            Section 3(a) (19) of the Act

                             (d)    (  )    Investment Company registered
                                            under Section 8 of the Investment
                                            Company Act

                             (e)    (X)     Investment Adviser registered
                                            under Section 203 of the Investment
                                            Advisors Act of 1940

                             (f)    (  )    Employee Benefit Plan, Pension
                                            Fund which is subject to the
                                            Provisions of the Employee Retire-
                                            ment Income Security Act of 1974
                                            or Endowment Fund; see 'SS'240.13d-1
                                            (b)(1)(ii)(F)

                             (g)    (  )    Parent Holding Company, in accor-
                                            dance with 'SS'240.13d-1(b)(ii)(G)
                                            (Note: See Item 7)

                             (h)    (  )    Group in accordance with
                                            'SS'240.13d-1(b)(1)(ii)(H)

Item 4.               Ownership.
-------               ----------

                             (a)    Amount Beneficially owned: 897,950 shares

                             (b)    Percent of Class:  8.5%

                             (c) Number of shares as to which such person has:

                                    (i)     sole power to vote or to direct
                                            the vote:  900

                                    (ii)    shared power to vote or to direct
                                            the vote: 897,050

                                    (iii)   sole power to dispose or to direct
                                            the disposition of: 900

                                    (iv)    shared power to dispose or to direct
                                            the disposition of: 897,050




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                                Page 5 of 6 pages

Item 5.               Ownership of Five Percent or Less of a Class
-------               --------------------------------------------

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
                      following   (     )

Item 6.               Ownership of More than Five Percent on Behalf of Another
-------               --------------------------------------------------------
                                Person:
                                -------

                      A PORTION OF THE SHARES OF COMMON STOCK OF THE ISSUER REPORTED HEREBY, AMOUNTING IN THE AGGREGATE TO 8.51% OF SUCH SHARES OUTSTANDING, ARE HELD IN CERTAIN DISCRETIONARY MANAGED ACCOUNTS OF WESTPORT ASSET MANAGEMENT, INC. (THE "REPORTING PERSON"). THE REMAINING SHARES OF COMMON STOCK OF THE ISSUER REPORTED HEREBY, AMOUNTING TO 0.01% OF SUCH SHARES OUTSTANDING ARE BENEFICIALLY OWNED BY OFFICERS AND STOCKHOLDERS OF THE REPORTING PERSON. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES BENEFICIALLY OWNED BY SUCH PERSONS AND DISCLAIMS THE EXISTENCE OF A GROUP.

Item 7.               Identification and Classification of the Subsidiary
------- Which acquired the Security Being Reported on By the Parent Holding Company.
                      ---------------------------------------------------

                                    N/A

Item 8.               Identification and Classification of Members of
                      the Group.
                      -----------------------------------------------

                                    N/A

Item 9.               Notice of Dissolution of Group.
-------               -------------------------------

                                    N/A




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                                Page 6 of 6 pages

Item 10.              Certification
--------              -------------

                             By signing below, I certify that, to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    Disclaimer
                                    ----------

                             The undersigned expressly declares that the filing
of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

                             Signature. After reasonable inquiry and to the best
                      of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/16/99

                                       WESTPORT ASSET MANAGEMENT, INC.

                                       BY

                                                ANDREW J. KNUTH, CHAIRMAN



                           STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'